

Stealth Machine Company

2019 Pitch Deck | stealthmachine.co |Gerrit Coetzee – (423) 647 8906 | gerrit@gerritcoetzee.com

Industrial things at industrial scale is what I do.

- I built my first CNC machine at 16 rather than buying a car.
- 6 months+ in China in factories, chemical plants, and assembly lines.
- Three mass produced products, one Red Dot Award winner.
- Built equipment for heavy industry.
- Design engineer for hybrid solar and wind turbines at factory.
- Consultant in best hardware practices and design.
- I'm building the service I've always wanted.



So, you want to cut some metal… Shouldn’t be too hard. Right?


Engineer
Milling Machine
Widget


It’s a complicated process filled with experts.
Engineer
Sales
Machinist
Fixturing
Machinist
Indicates a job manually done by a person
Sales
Logistics
Machinist
Materials Supplier
Incoming QC
Storage Staging
Engineer
Shop Planning
Machinist
Machining
QC
Tracking Reporting
Storage Staging
Logistics

Every process and machine is designed around people.


Expensive Tool Changer Maximizes Human Efficiency
Eye Level
Large Shielding, windows, doors
Complicated interface
Waist Height
Small workstation
Easy to reach tools
Note Actual Working Bed Size


Repeat that equation every time metal gets cut.
No casting comes out perfect!
Most stampings need secondary milling operations.
"We'll do some work in house."
Casting Supplier
Stamping Supplier
CNC Parts Supplier
Duh.
ACME Widget Co.
They have to cut metal to melt plastic.
Plastic Parts Supplier
Widget
Electronics Supplier
How do you think the holes get into circuit boards?

1910 Japan, Designed Around People



2019 China, Designed Around People



1953 New York City, Designed Around People



2019 Protolabs, Wisconsin, Designed Around People



We are designing around robots from the ground up.

We are on track to manufacture metal parts 10x more efficiently than anyone else.

We can do this for 80% of parts CNC cut today.

2020 Bay Area, Designed Around Robots



These 10x improvements exist at the high end of the market as custom one-time solutions. Our platform makes them smart and flexible.


10x Efficiency
Lights-out
Manufacturing
Intelligence
Stealth
Machine
Company
Single Job
Solution
Multiple Job
Solution
Automation
Traditional
Machining
Normal Efficiency

We believe our manufacturing robot is the smartest ever made.

We measure everything to produce the worlds largest data set of real machine performance.

A combination of smart algorithms, robotics, and machine learning leverage this data to produce our 10x efficiency increases.

From feeding parts into the machine to adjusting for tool wear during a production run, everything is managed by the machines.

Humans are enabled to do the work they do best. Coming up with clever solutions that deliver value to our customers.


Automated QC and Live Reporting
Manufacturing API
Manufacturing AI
Toolpath Management, Generation, and Improvement System
Work Scheduling System
Part Tracking System


Engineer
Sales
Machinist
Fixturing
Machinist
Indicates a job that's now assisted by a robot.
Sales
Logistics
Machinist
Materials Supplier
Incoming QC
Storage Staging
Engineer
Shop Planning
Machinist
Machining
QC
Tracking Reporting
Storage Staging
Logistics

Our custom hardware accelerates our breakthrough software.

Introducing the Parallel Machining Center (PMC)
A Robot First Machine



- Very compact
- No tool changer. One tool per machine
- Work Moves to Optimal Machine
- Hot-Swappable
- Networked.
- Collects Data and Reacts

How does it compare to the current method?

- Clean data for machine learning.
- 96 vs 10 Machines in the same space.
- 1 Robot vs 1-10 Humans
- Machines can work in parallel vs one job at a time.
- Machines are redundant. Failure is not costly.



We'll keep making or adapting machines to be robot first.




SUMMIT


Starrett


Nikon
XT V 130C

This hardware allows us to do for manufacturing what parallel processing did for computing.

Competitors only optimize one small parts of the problem and don't see 10x gains.


formlabs
Markforged
3DEO
Custom Hardware
Stealth Machine Company
PROTOLABS
Manufacturing. Accelerated.
Good Processes
Smart AI / Software
Customer Experience
fictiv
PLETHORA

Why now?

- More small product companies thanks to Kickstarter.
- Great design software.
- Shortage of qualified machinists.
- Auto and Medical demand rising.
- Customization sells to consumers.
- Stateside production demand high.
- Mature technologies.



Major market segmentation (2018)
4.5%
Medical markets
5.0%
Other markets
6.4%
Electronics and telecommunications markets
38.3%
Fabricated metal product markets
9.8%
Airline markets
12.0%
Automotive, transportation and off-highway vehicle markets
24.0%
Industrial machinery and equipment markets (including components)
Total $42.6bn
SOURCE: WWW.IBISWORLD.COM

What’s the state of this market?

Stuck in the past:
The machines and methods are designed around a time when human labor was cheap and plentiful. It was a time when America was the most technologically advanced economy on the planet. Those times are gone, but the industry hasn’t caught up. We can see this in the data.

Revenue:	Annual Growth:	Profit:	Wages:
$42.6bn	3.0%	$1.8bn	$12.7bn
Concentration:	Barrier to Entry:	Technology Change:	
Low	Low	Medium	

With our 10x increase in productivity we can turn a higher profit than anyone else in the market while charging a lower price.

*Source: IBISWorld Industry Report 33271 Machine Shop Services in the US August 2018

We rent on-demand superior manufacturing capability to make money.


Engineer
+
Stealth Machine Company
=
Widget

Our sales team targets business and enterprise customers and helps them replace their expensive processes.

Automotive

Medical

Construction

Science and Military

Aerospace

*Over the next five years, operators will devote further resources to satisfy projected growing demand from manufacturers in markets like automobile manufacturing, commercial aircraft manufacturing. **

*Demand from medical device manufacturers is also expected to increase due to a progressively aging US population with an increasing need for medical care.**

*Source: IBISWorld Industry Report 33271 Machine Shop Services in the US August 2018

Scales Past One Billion ARR. We plan to install the factory, they'll run it. It's all part of the network.

Headquarters. R&D,
Customer Support, Sales,
Test Factory

Fills internal orders and rents excess. Can order from network to fill extra demand.
Ex: Job Shop, Casting Supplier, Stamping Supplier

Internal Orders Only. Can order from network to fill extra demand.
Ex: Car or Appliance Factory



Projected Stealth Machines in 2025

AUTODESK®

Stealth Machine Company is proud to be part of the Autodesk Residency Program at Pier 9.

This residence is awarded to companies building the future of manufacturing.

Companies receive the direct support of Autodesk and are hosted at the multimillion dollar research and development facility at their Pier 9 Technology Center.

Our MVP



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+

Stealth Machine Company

We can fill more orders with less work using 4 hobby grade CNCs and our platform than an expert using a state-of-the-art industrial machine.

Our Starting Market Validates Core Concepts

Show what's possible with manufacturing API.

Get feedback from educated but low-risk customers.



Oscillator 1
Frequency
Oscillator 2
Frequency
Pulse Width
Sound Lab Mini-Synth by RJWSoft
Mixer
Oscillator 1
Oscillator 2
White Noise
VC State Var. Filter
Cut-Off Freq
Resonance
AR-Gen On
LFO On
Wave Ramp
Sync On
AR-Gen On
LFO On
PWM On
AR-Gen On
LFO On
Mode BP
Low Frequency Oscillator
Frequency
Output
Attack-Release Env Generator
Attack
Release
Output
Main Output
Range High
Waveform Ramp Ramps
Manual Gate
Mode Gate
Repeat On
VCA
Initial
AR-Gen On
LFO On
Power On

Custom Electronics Front Panel

Demonstrate efficiency.

Prove Ability To Beat Competitor Margins

Our Goals for the Next Three Years

2019 Q1, Current Stage	2019 Q3	2020 Trail Volume Customers	2021 Full Services
Work on MVP Started Finding early stage partners to help build company.	Finish MVP Raise money to bring co-founders on full time. Demonstrate MVP functionality.	Build full PMC, deploy manufacturing AI, and recruit first customers. Aim for 500k revenue by EOY 2020	Expand factory to reach 5m recurring revenue.
Pre-Seed, 250k		Seed	Series A

Co-Founders



UNIVERSITY OF TORONTO

Gerrit Coetzee

ME, EE, Robotics, Manufacturing Manager

Petcube

WindStream Technologies
economical energy

TubeMaster
Changing The Way The World Changes Catalyst



Misko Dzamba

CS, ML, Robotics, Hardware

Petcube

PetBot

Atomwise

Advisor



Shivani Torres

Investor at Lemnos
Masters ME, Manufacturing, Business

LEMNOS

AUTODESK

carbon3D

INTUITIVE SURGICAL

Thanks!

stealthmachine.co
Gerrit Coetzee – (423) 647 8906
gerrit@gerritcoetzee.com


My first
CNC
machine.
Me (16)
Location: Family Garage